GOODWIN | PROCTER            Christopher E. Palmer     Goodwin Procter LLP
                             202.346.4253              Counselors at Law
                             cpalmer@                  901 New York Avenue, N.W.
                             goodwinprocter.com        Washington, D.C. 20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444

                        December 16, 2008

Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: AXA Equitable Life Insurance Company
    Separate Account A
    EQUI-VEST 201 Variable Annuity Contract
    Initial Registration Statement filed on Form N-4
    File Nos. 333-153809 and 811-01705

Dear Sonny,

On behalf of AXA Equitable Life Insurance Company ("AXA Equitable" or the "Company"), we respond below to the staff's comments on the above-referenced filing. We first set forth each specific staff comment and then provide our response. The page numbers in the comments refer to the courtesy copy that we provided to the staff with the initial filing. The page numbers in our responses refer to the courtesy copy that we provided to the staff with the pre-effective amendment.

PRODUCT DESIGN CHANGES

To provide context for our responses, we first describe three product design changes that are reflected in the pre-effective amendment.

1. ROLL-UP INCOME BASE. The product design has been modified to reflect a revised Roll-Up Income Base of 4% (2% for amounts in the loan reserve account). Previously, the Roll-Up Income Base was 5% (2.5% for amounts in the loan reserve account).

2. GWBL APPLICABLE PERCENTAGE. The product design has been modified to reflect revised Applicable percentages in connection with the Guaranteed withdrawal benefit for life. The Applicable percentages for ages 55-59 are 3% for Single life and 2.5% for Joint life. The Applicable percentage for ages 59 1/2 and older are 4% for Single
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GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 2

    life and 3.5% for Joint life. Previously, the Single life and Joint life Applicable percentages for both age bands were 1% greater.

3. DISTRIBUTORS OF THE CONTRACTS. The product will be distributed solely through the Company's retail distribution channel, AXA Advisors, LLC. Previously, the product was to be distributed through both AXA Advisors, LLC and the Company's wholesale distribution broker-dealer, AXA Distributors, LLC.

GENERAL

COMMENT 1

Please disclose to the staff whether there are any types of guarantees (e.g., as to any of the company's guarantees under the contract or will the company be primarily responsible for paying out on any guarantees associated with the contract) or support agreements (e.g. pertaining to capitalization of the company) with third parties.

RESPONSE 1

The Company does not have any agreement with any third party providing a guarantee of the particular benefits or guarantees under the contracts. The Company, however, does have standard mortality reinsurance arrangements with reinsurance companies with respect to the Company's business generally. The Company remains primarily responsible for paying out on any benefits or guarantees associated with the contracts, regardless of such reinsurance. The Company does not have any agreement with any third party providing any commitment or guarantee of capital support for the Company.

PROSPECTUS

COMMENT 2 - FRONT COVER PAGE

Please insert a footnote 2 at the end of the paragraph following the list of variable investment options or define "GWBL variable investment options" in the text of the disclosure.

RESPONSE 2

We have added the following disclosure as the last sentence of the paragraph following the list of variable investment options on the front cover page:

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GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 3

    Currently, there are six GWBL variable investment options - the five AXA Allocation Portfolios and the EQ/Franklin Templeton Founding Strategy Portfolio.

COMMENT 3 - INDEX OF KEY WORDS AND PHRASES (PAGE 4)

Please confirm that all key words and phrases have been appropriately defined where indicated in the index, e.g., TSA is not defined on the cover page nor is it otherwise clearly linked to either of the two types of plans through which the contract will be offered.

RESPONSE 3

We have reviewed the "Index of key words and phrases" and have either provided an enhanced definition for certain items or replaced certain page references with more appropriate ones.

COMMENT 4 - FEE TABLE (PAGE 10)

COMMENT 4(a)

Please clarify what expenses compose "Other Expenses" in the third table.

RESPONSE 4(a)

We have added the footnote below to the fee table that, in general, repeats the disclosure for "Other Expenses" that is currently found in the Charges and Expenses section of the Prospectus. See page 12.

    This charge, together with the annual administrative charge, is to compensate us for providing administrative and financial accounting services under the contracts.

COMMENT 4(b)

Please clarify generally in footnote 1 the extent to which the withdrawal charge changes over time.

RESPONSE 4(b)

We have revised footnote 1 on page 12 to include the following disclosure regarding the extent to which the withdrawal charge changes over time:

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GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 4

    For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1." The withdrawal charge percentage we use is 5% for contract years 1 through 6. For contract years 7 and later, the withdrawal charge percentage is 0%.

COMMENT 4(c)

Please clarify in a footnote to the GWBL entry in the fee table what is the relationship, if any, between the GWBL Income Base and contract value at the issue date if all premiums paid at issue are allocated to the GWBL rider.

RESPONSE 4(c)

If a contract owner were to allocate his or her entire contribution to the GWBL variable investment options, the initial GWBL income base would equal the GWBL account value. We have revised current footnote (8) on page 12 to include the following disclosure:

    If you were to allocate your full initial contribution to the GWBL variable investment options, your initial GWBL income base would equal your initial GWBL account value.

COMMENT 4(d)

In footnote 6 to the fee table, please confirm and disclose if applicable whether the pro-rating of the charge applies in any other situations, e.g. annuitization of the contract.

RESPONSE 4(d)

Footnote (9) currently covers when we make the deduction of the charge for the Guaranteed withdrawal benefit for life. We confirm that a pro rata portion of the charge is deducted only under the circumstances currently described in that footnote - either contract surrender or the payment of a death benefit. We have, however, added a new footnote (below) on page 12 in connection with the annual administrative charge that clarifies when we will deduct a pro rata portion of that charge.

    If the contract is surrendered or annuitized, or a death benefit is paid on any date other than a contract anniversary, we will deduct a pro rata portion of the annual administrative charge for that year.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 5

COMMENT 4(e)

For the lowest and highest portfolio operating expenses on page 11, please confirm compliance with General Instruction 17(a) to Item 3 in regard to any funds with a fund-of-funds structure.

RESPONSE 4(e)

The Company confirms that the presentation of the lowest and highest portfolio operating expenses on page 11 is in compliance with General Instruction 17(a) and takes into account portfolios structured as funds-of-funds.

COMMENT 4(f)

Please confirm that the examples on page 14 will reflect the highest combination of applicable contract charges and if necessary, revise the introductory narrative accordingly.

RESPONSE 4(f)

The Company confirms that the example on pages 14 and 15 reflects the highest combination of applicable contract charges.

COMMENT 4(g)

Please revise the location of footnote 12 to identify each of the funds to which the [footnote] applies.

RESPONSE 4(g)

Current footnote (15) of the fee table on page 12 provides detailed information for the information provided in the "Fee Waivers and/or Expense Reimbursement" column. We have included the reference to the footnote in the heading for the column, which we believe to be the most effective presentation. In particular, the text of footnote 12 specifically describes the information in the column, including the meaning of a dash, a notation of "0.00%," and a specific number. We believe that a reader interested in understanding the column would first look to the column heading and, if that did not provide sufficient information, the reader would look to the footnote noted in the column heading. We think it would be less helpful to readers to provide a reference to footnote 12 in connection with particular portfolio names on the left portion of the chart. We also note that the footnote presentation is consistent with all of the other columns in the chart, including the "Acquired Fund Fees and Expenses (Underlying Portfolios)," which also includes numbers for some portfolios but not for others.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 6

COMMENT 5 - CONDENSED FINANCIAL INFORMATION (PAGE 15)

Please explain to the staff the basis for providing condensed financial information for a contract being filed on an initial registration statement.

RESPONSE 5

We have removed the condensed financial information from the prospectus based on Instruction 1 to Item 4(a), which provides that "Information need not be provided for any class of accumulation units of the Registrant derived from contracts that are currently offered for sale by means of a different prospectus." Because the contracts offered by this prospectus have not yet been sold, no class of accumulation units have yet been derived from the contracts offered by this prospectus.

COMMENT 6 - CONTRACT FEATURES AND BENEFITS (PAGE 16)

COMMENT 6(a)

The prospectus notes on page 17 that employers or trusts must be owners of TSA contracts. Accordingly, please revise the front cover page to note that the annuity may be offered on a joint or group basis. Form N-4, Item 1(a)(iii). In addition, please clarify for group contracts which rights may be exercised by the individual participants.

RESPONSE 6(a)

We have added the following to the end of the first paragraph under "Types of contracts" on the cover page:

    We may offer the contract as an individual annuity contract or as an interest under a group annuity contract.

In addition, we have revised the footnote on page 2 to read as follows:

    When we addressed the reader of this prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the prospectus is discussing at that point, which is generally the employee.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 7

COMMENT 6(b) - WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT (PAGE 17)

COMMENT 6(b)(i.)

The first sentence of the second paragraph states that "[u]nder certain TSA contracts, you may allocate amounts to the GWBL variable investment options.

If the GWBL is elected, please clarify here and throughout the prospectus whether an owner "may" or "must" allocate amounts to the GWBL variable investment options.

RESPONSE 6(b)(i.)

TSA Contract owners with the Guaranteed withdrawal benefit available to them under their contracts have to option of allocating all or a portion of their contributions to the GWBL investment options. By doing so, they are activating the GWBL benefit. The contract owner does not have an obligation under the contract to make continuing contributions to the GWBL variable investment options. We have revised the disclosure in this section of the prospectus to address this point. See page 18. Similar disclosure in other sections of the prospectus has been revised as well.

    Under certain TSA contracts, you have the option of allocating amounts to the GWBL variable investment options. The amounts that you allocate to the GWBL variable investment options may represent all or just a portion of your contribution. In other words, you do not have to allocate the full amount of any contribution to the GWBL variable investment options. Through your allocation instructions to us, you can select among the GWBL variable investment options and non-GWBL investment options available to you. Also, if you allocate amounts to the GWBL variable investment options, you may later decide to change your allocation instructions in order to increase, decrease or stop future allocations to these investment options.

    By allocating any portion of your contribution amount to the GWBL variable investment options, you are activating the Guaranteed withdrawal benefit for life ("GWBL") feature in your contract. This is the only way in which you can activate this benefit. No other action is required of you. If you do not wish to activate the GWBL feature, you should not allocate any amount to the GWBL variable investment options. All amounts allocated to the GWBL variable investment options are subject to the terms and conditions of the GWBL feature. Also, please note that there is a separate charge for the GWBL feature.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 8

    Once you allocate amounts to the GWBL variable investment options, such amounts may be transferred among the GWBL variable investment options, but may not be transferred to the non-GWBL investment options. The GWBL feature is discussed in detail later in this section, "Contract features and benefits," under "Guaranteed withdrawal benefit for life ("GWBL").

COMMENT 6(b)(ii.)

Moreover, please clarify the second sentence and be consistent throughout the prospectus as to whether upon election of the GWBL all or only part of one's contributions must be allocated to the GWBL variable investment options, and whether simply allocating contributions to the GWBL variable investments options in itself will "activate" election of the GWBL, i.e. must owner also actively elect GWBL.

If it is the latter, please resolve the discrepancy between this statement and the statement in footnote 2 of the front cover page that GWBL funds are also available without the GWBL. In addition, please describe the protections in place to guard against unintentional allocations into GWBL funds.

RESPONSE 6(b)(ii.)

In order to elect the Guaranteed withdrawal benefit for life, a contract owner must provide the Company with instructions indicating allocations to one or more of the GWBL variable investment options. There is no other administrative form or notification that is required. The revised disclosure in Response 6(b)(i.) above addresses this point.

The Company's application forms and other administrative forms (e.g., transfer request forms, allocation change forms) have been developed so that instructions for allocation to the GWBL variable investment options are clearly separated from instructions for allocations to the other investment options under the contract. Also, we include disclosure on those forms that describes the GWBL, similar to that in the prospectus.

We have added the following cross-reference to footnote 2 on the front cover page:

    For more information, see "What are you investment options under the contract?" later in this prospectus.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 9

COMMENT 6(c) - GUARANTEED INTEREST OPTION (PAGE 21)

Please clarify in this section whether early withdrawals from the option before the end of the periods specified are subject to any adjustments.

RESPONSE 6(c)

We have added the following to the end of the third paragraph under Guaranteed Interest Option on page 23:

    There is no market value adjustment deduction in connection with any transfer of account value out of a guaranteed interest option due to changes in interest rates. A withdrawal from the contract itself, however, may result in a withdrawal charge. For more information, see "Withdrawal charge" later in this prospectus.

COMMENT 6(d) - SELECTING YOUR INVESTMENT METHOD (PAGE 21)

COMMENT 6(d)(i.)

Please provide the substance of footnote "*" to the investment options chart on page 21 as text rather than as a footnote. Please also expand the disclosure to describe any negative impact that being switched from a maximum transfer flexibility to a maximum investment options choice may have on the owner and/or contract.

RESPONSE 6(d)(i.)

We have removed the text as a footnote and have revised it as follows on page
24:

    The Target Allocation investment options are expected to invest more heavily in fixed income securities as they approach their respective target dates, and thereafter. As each Target Allocation investment option reaches its respective target date, we reserve the right to make it a group "B" investment option. Please note that if you select the "Maximum transfer flexibility" method, and have you allocate any contributions or account value to any of the Target Allocation investment options, you will be deemed to have changed to the "maximum investment option choice" method. This change to your investment method will occur when you change your allocation instruction to include the Target Allocation or when you make a transfer to a Target Allocation investment option that has been reassigned. We will notify you of this change in writing. Please note that if this change occurs, the number of variable investment options available to you will

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GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 10

    increase. In other words, the "B" investment options will be available to you. However, your ability to transfer out of the guaranteed interest option will be limited.

    If you select the "maximum transfer flexibility" method but have not included any of the Target Allocation investment options among your initial allocations, you will not be changed to the alternate method but those options will no longer be available to you.

COMMENT 6(d)(ii.)

Similarly to comment b. above, please expand the disclosure under "Contracts with the Guaranteed withdrawal benefit for life (TSA only)" on page 21 to clarify the interaction between the election of the GWBL, and the maximum transfer flexibility and maximum investment options choice selection methods, e.g., would choosing the maximum transfer flexibility prohibit election of the GWBL.

RESPONSE 6(d)(ii.)

In response to the staff's comment, we have added the following disclosure to the section entitled "Contracts with the Guaranteed withdrawal benefit for life (TSA only)" on pages 24 and 25:

    The investment methods discussed above apply only to your non-GWBL amounts. If you allocate account value to the GWBL variable investment options, you may select either investment method for your non-GWBL account value.

    The amounts you allocate to the GWBL variable investment options may represent all, or a portion of, your contribution. Also, if you allocate amounts to the GWBL variable investment options, you may later decide to change your allocation instructions in order to increase, decrease or stop allocations to these investment options. All of the GWBL variable investment options we currently offer are available to you under both investment options.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 11

COMMENT 6(d)(iii.)

The prospectus notes that the insurer reserves the right to designate the Target Allocation investment options as Group B funds. The prospectus separately notes that any selection of a Target fund will be deemed to be a designation of the maximum investment options choice. Please clarify whether this redesignation of choice occurs only after the Target funds have been reassigned, and clarify what notice will be provided to an investor.

RESPONSE 6(d)(iii.)

See response to 6(d)(i.).

COMMENT 6(d)(iv.)

Under "special dollar cost averaging" on page 22, please disclose what exactly the "account for special dollar cost averaging" is, e.g. in prior filings, AXA Equitable has used the money market investment option from which dollar cost averaging transfers into other investment options are made.

RESPONSE 6(d)(iv.)

We have added the following disclosure in "Contract features and benefits" on page 23 that describes the account for special dollar cost averaging.

    ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

    The account for special dollar cost averaging is part of our general account. We pay interest at guaranteed rates in this account. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, according to the procedures that we have. We reserve the right to change these procedures.

    We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. The guaranteed rate in effect on the contract date for each of the time periods available will be shown in your contract. The rate will never be less that the lifetime minimum rate for the guaranteed interest option. See "Allocating your contributions" below for rules and restrictions that apply to the special dollar cost averaging program.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 12

COMMENT 6(e) - GUARANTEED WITHDRAWAL BENEFIT FOR LIFE ("GWBL")(AVAILABLE FOR TSA CONTRACTS ONLY) (PAGE 23)

COMMENT 6(e)(i.)

Along with the list of reasons not to purchase the benefit beginning on page 24, please add disclosure, if applicable, regarding the impact of taking withdrawals before age 55 and/or age 59 1/2 and any limitations a TSA may have on one's ability to take withdrawals to begin with.

RESPONSE 6(e)(i.)

Under the contract with the Guaranteed withdrawal benefit for life, a contract owner is not eligible to start taking GWBL withdrawals prior to reaching age 55. If a contract owner is between the ages of 56 and 59 1/2, he or she must be either disabled or separated from service. In either case, there are exceptions to the penalty for pre-59 1/2 withdrawals under the provisions of the Internal Revenue Code.

COMMENT 6(e)(ii.)

Please clarify the last sentence under "5% Roll-Up income base" on page 24 or at least provide a cross-reference for more details.

RESPONSE 6(e)(ii.)

We have revised the last sentence in this section on page 27 as follows:

    If you have an outstanding loan that was taken from your GWBL account value, amounts in the loan reserve account are also credited with daily interest, but at an annual effective rate of 2%, not 4%.

COMMENT 6(e)(iii.)

Under "Effect of GWBL Excess withdrawals" on page 24, please clarify what constitutes a withdrawal with regard to account value based on allocations to GWBL variable investment options as opposed to non-GWBL variable investment options, i.e., is any withdrawal considered taken against the GWBL account value or can it be specifically taken against one's non-GWBL variable investment options.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 13

RESPONSE 6(e)(iii.)

We have revised the first paragraph under "Effect of GWBL Excess withdrawals" on page 27 to read as follows:

    A GWBL Excess withdrawal is caused when you withdraw more than your Guaranteed annual withdrawal amount in any contract year from your GWBL account value. Once a withdrawal (including a hardship withdrawal or a withdrawal due to disability) causes cumulative withdrawals from your GWBL account value in a contract year to exceed your guaranteed annual withdrawal amount, the entire amount of the withdrawal and each subsequent withdrawal in that contract year are considered GWBL Excess withdrawals. Withdrawals from your non-GWBL account value are not considered when calculating GWBL Excess withdrawals. In other words, you may make withdrawals from your non-GWBL account value without triggering a GWBL Excess withdrawal.

COMMENT 6(e)(iv.)

Please note typo in second sentence of second paragraph on page 25.

RESPONSE 6(e)(iv.)

We have changed "life or your contract" to "life of your contract" in the third paragraph on page 27.

COMMENT 6(e)(v.)

In general, the discussion of the GWBL should be revised to take into account the impact of allocations to non-GWBL variable investment options, e.g., the third paragraph on page 25 should address what becomes of any remaining account value, death benefit and any other applicable features of the contract. Please clarify the discussion by use of examples highlighting excess withdrawals taken where the investor has amounts allocated to non-GWBL options.

RESPONSE 6(e)(v.)

We have added the following after the third paragraph on page 27:

    Any withdrawal, whether or not it is a GWBL Excess withdrawal, reduces your minimum death benefit, however, your non-GWBL account value does not change depending on whether or not the withdrawal is a GWBL Excess withdrawal. See "Payment of death benefit" later in this prospectus.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 14

    A withdrawal from your non-GWBL account value is never a GWBL Excess withdrawal and it does not affect the calculation of any GWBL Excess withdrawal, your GWBL income base or your Guaranteed annual withdrawal amount.

COMMENT 6(f) - YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS (PAGE 26)

Under "Your right to cancel within a certain number of days" on page 26, please explain to the staff the basis for stating in the second paragraph that contribution into the guaranteed interest account will be returned "but will not include interest." Please also address the return of allocations made to the account for special dollar cost averaging, if applicable.

RESPONSE 6(f)

We have confirmed that upon the exercise of a "free look" in a return of account value jurisdiction, the contract owner will receive interest (credited daily) to amounts allocated to the guaranteed interest account and the account for special dollar cost averaging. The disclosure on page 29 has been revised accordingly.

    For contributions allocated to the guaranteed interest option and the account for special dollar cost averaging, your refund will equal the amount of the contributions, plus any interest credited.

COMMENT 7 - DETERMINING YOUR CONTRACT'S VALUE (PAGE 27)

COMMENT 7(a)

At the end of the last sentence of the first paragraph under "Your contract's value in the variable investment options," please specify what contract fees and charges are deducted.

RESPONSE 7(a)

We have replaced that sentence with the following on page 30:

    The value of your units, however, will be reduced by the amount of expenses deducted from the separate account, which are discussed in "Charges and expenses" later in this prospectus.

COMMENT 7(b)

In the last sentence of the third paragraph under "Rebalancing your account value" on page 30, please clarify which transfer restriction will be waived.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 15

RESPONSE 7(b)

We have revised the disclosure as follows on page 33:

    However, if the program can be established, once in effect, our restrictions on transfers out of the guaranteed interest option will be waived for the rebalancing transfers.

COMMENT 8 - TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS (PAGE 28)

This section, in particular, the disclosure under "Transferring your account value" should be cross-referenced in the section "Selecting your investment method" on page 21 in lieu of stating "You can make transfers whenever you choose" or "no transfer restrictions will apply" in, respectively, the two bullet points following the first paragraph of that section.

RESPONSE 8

We have revised the disclosure on page 23 to provide this cross-reference and remove the general disclosure about the ability to make unrestricted transfers.

COMMENT 9 - ACCESSING YOUR MONEY (PAGE 31)

COMMENT 9(a)

Please clarify whether investors taking required minimum distributions may qualify for the automatic payment plan.

RESPONSE 9(a)

We have added disclosure as a new third paragraph under "Automatic payment plans" on page 34:

    Our automatic payment plans are available to you if you are taking withdrawals to help you meet lifetime required minimum distributions under federal income tax rules. To best meet your needs, you should consider using an automatic payment plan in conjunction with our required minimum distribution (RMD) automatic withdrawal option. The RMD automatic withdrawal option is described later in this section.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 16

COMMENT 9(b)

Please reconcile the last two sentences of the first full paragraph on page 33 and clarify what is intended through an example.

RESPONSE 9(b)

We have added the following example to the prospectus on page 36 to demonstrate the calculation of the RMD amount through our RMD automatic withdrawal option when a contract owner takes an additional withdrawal during the contract year.

    For example, assume the following: (a) you are age 89 with 100% of your account value allocated to the GWBL variable investment options; (b) your GWBL Income Base is $60,000, and your Guaranteed Annual Withdrawal Amount is $2,400 ($60,000 x 4%); and (c) you take an additional partial withdrawal that is not part of the RMD automatic withdrawal option of $400 from your GWBL account value on July 1st.

    In addition, assume for RMD purposes that your account value on December 31st of the prior calendar year was $60,000. We will make a payment of $4,580 in December that will equal the RMD amount less all withdrawals made through November 30th ($4,580 = $60,000 x 8.3% - $400). This payment will be deducted from your GWBL account value and will not be treated as a GWBL Excess withdrawal but any future withdrawals from the GWBL account value in the same contract year may be treated as GWBL Excess withdrawals.

COMMENT 9(c)

The third paragraph under "Loan and the GWBL (for TSA contracts)" on page 34 states that GWBL withdrawals may begin if a loan defaults. Please clarify what is intended.

RESPONSE 9(c)

When a TSA contract owner's loan defaults, there is a distribution made under the contract for Federal income tax purposes. A contract owner may, in fact, make GWBL withdrawals after the loan defaults, however, the distribution will be considered in assessing whether future withdrawals will be considered GWBL Excess withdrawals.

GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
Page 17

We have revised the disclosure in the third paragraph of this section on page 38 as follows:

    If you have defaulted (failed to repay as required) a loan, we will treat the unpaid loan balance (plus any unpaid loan interest that is due) as a deemed distribution and withdrawal from the contract. That withdrawal, to the extent it is made from the GWBL account value, will be treated like any other withdrawal for purposes of calculating GWBL Excess withdrawals. See "Effect of GWBL Excess withdrawals" in "Contract features and benefits" earlier in this prospectus. Loan defaults and withdrawals may have adverse tax consequences. See "Distributions from TSAs" in "Tax Information" later in this prospectus.

COMMENT 9(d)

In the same third paragraph, please clarify whether withdrawals taken after default "may" or "are" considered GWBL Excess withdrawals. If the former, please clarify under what circumstances they "may" be considered GWBL Excess withdrawals.

RESPONSE 9(d)

See Response 9(c).

COMMENT 9(e)

Under "Termination" on page 34, please confirm all circumstances resulting in termination have been disclosed, e.g., see second paragraph under "Partial withdrawals and terminations" on page 31.

RESPONSE 9(e)

We confirm that this section of the prospectus covers all circumstances in which the contract may be termination. Also, we have revised the disclosure under Item
(2) in the "Termination" section of the prospectus on page 38 as follows:

    (2) you request a partial withdrawal that reduces your account value to an amount less than $500 (except if you have activated the GWBL feature in your contract (TSA contracts only).

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December 16, 2008
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COMMENT 9(f)

Please note the lack of disclosure following "Selecting an annuity payout option" on page 36 addressing the contract maturity date, which is pertinent to the following section "Contracts with GWBL."

RESPONSE 9(f)

We have added the following disclosure to the prospectus, immediately following "Selecting an annuity payout option" on page 39:

    ANNUITY MATURITY DATE

    Your contract has a maturity date by which you must either take a lump sum payment or select an annuity payout option. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed, even if you name a new annuitant. The maturity date is generally the contract date anniversary following the annuitant's 95th birthday. We will send a notice with the annual statement one year prior to the maturity date.

COMMENT 10 - CHARGES AND EXPENSES (PAGE 37)

COMMENT 10(a)

Please note the absence of the charge for electing a Variable Immediate Annuity in the second bullet point list under "Charges that AXA Equitable deducts."

RESPONSE 10(a)

We have added a bulleted statement on page 41 to address the charge for the Variable Immediate Annuity.

COMMENT 10(b)

In the fee table on page 10, please disclose by footnote or otherwise, that a plan operating expense charge may apply as disclosed in the fifth bullet point of the second bullet point list.

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December 16, 2008
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RESPONSE 10(b)

We have added the following footnote to the fee table on page 12 :

    (2) Depending on your Employer's plan, we may be instructed to deduct a plan operating expense charge from your account value for administrative and record-keeping services related to the contract. The charge is determined through an arrangement between your Employer and a third-party. Please refer to your contract for more information.

COMMENT 11

Please confirm that beneficiary continuation, as discussed on page 41, is permitted under a TSA or EDC plan.

RESPONSE 11

The beneficiary continuation option is available for both EDC and TSA contracts. We have added this statement in the last paragraph of the main introductory section, "Beneficiary continuation option" on page 46.

COMMENT 12 - TAX INFORMATION (PAGE 44)

Please confirm that disclosure is current and otherwise complies with the disclosure requirements of Item 12.

RESPONSE 12

The Company confirms that the tax disclosure is current and meets the requirements of Item 12.

COMMENT 13 - MORE INFORMATION (PAGE 56)

COMMENT 13(a)

Under "Business day," please expand the bullet list to include transaction requests.

RESPONSE 13(a)

Transaction requests are currently covered in the first bulleted statement under "Business day" on page 60:

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Sonny Oh, Esquire
December 16, 2008
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    o   If your contribution, transfer or any other transaction request containing all the required information...

COMMENT 13(b)

If applicable, please update "About legal proceedings" on page 56 as appropriate.

RESPONSE 13(b)

The Company confirms that the "About legal proceedings" disclosure has been updated as appropriate.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 14

Please confirm the accuracy of disclosure provided under "Who is AXA Equitable?"

RESPONSE 14

We have revised the disclosure in this section to conform with the disclosure in the prospectus. The Company confirms that the disclosure is accurate.

COMMENT 15

Please confirm the relevance of section "Calculation of annuity payments" given that the contract only offers fixed annuity options.

RESPONSE 15

We have removed the "Calculation of annuity payments" section from the SAI because the contract offers only fixed annuity options.

PART C

COMMENT 16 - ITEM 24 FINANCIAL STATEMENTS AND EXHIBITS

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December 16, 2008
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COMMENT 16(a)

Please confirm all exhibits available as of the filing date have been provided, for example, exhibit 6 lacks the Restated Charter of AXA Equitable, as amended December 6, 2004, and the By-Laws of AXA Equitable, as amended September 7, 2004.

RESPONSE 16(a)

The Company confirms that all required exhibits relating to this registration statement have been included in the pre-effective amendment filing.

COMMENT 16(b)

Please explain to the staff the basis for providing exhibit 10(b).

RESPONSE 16(b)

We have removed Exhibit 10(b).

COMMENT 16(c)

Please file new powers of attorney, as powers of attorney should "relate to a specific filing" as required by Rule 483(b) under the 1933 Act.

RESPONSE 16(c)

We believe that the powers of attorney filed as exhibits to the initial registration statement meet the requirements of Rule 483(b) under the 1933 Act. Each power of attorney includes a list of registration statements covered by the power of attorney and includes the following item: "Form N-4 registration statements to be filed in September 2008 for a new flexible premium annuity contract under the EQUI-VEST(R) line of variable annuity products." The powers of attorney were executed in mid-September, and the quoted item was included with the specific intention of covering the contract which was ultimately named EQUI-VEST 201 and included in this registration statement. At the time the powers of attorney were prepared, the contract had not yet been named EQUI-VEST 201, and there was an intention to file the registration statement in September 2008. There were minor delays in preparing and executing the registration statement, so ultimately it was filed on October 2, 2008, rather than in September, as originally intended. Despite that delay, the reference in the power of attorney was specifically intended to cover this registration statement. In light of these facts, we believe that the powers of attorney "relate to a specific filing" and therefore meet the requirements of Rule 483(b) under the 1933 Act.

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December 16, 2008
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COMMENT 17

The last paragraph under Item 32 contains representations with respect to the sale of variable annuity contracts to participants in the Texas Optional Retirement Program. Please add relevant disclosure in the prospectus regarding this program including any applicable state variations that should appear in Appendix IV on page D-1 of the prospectus.

RESPONSE 17

With approval of the EQUI-VEST 201 policy forms in Texas, we will add disclosure in the Appendix to the prospectus regarding the Texas Optional Retirement Program. The Company confirms that all other applicable state variations will be disclosed in the Appendix to the prospectus.

COMMENT 18 - FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

Any financial statements, exhibits, and any other required disclosure not included in the registration statement must be filed by pre-effective amendment to the registration statement.

RESPONSE 18

The Company confirms that all required financial statements, exhibits and any other required disclosure has been included in the pre-effective amendment filing.

                                    * * * * *

The registrant is filing with the Commission a letter including Tandy representations requested by the staff with the pre-effective amendment.

Please contact me with any questions on the Company's response to the staff's comments. We appreciate your assistance with this filing.

                                                Yours truly,

                                                /s/ Christopher E. Palmer

                                                Christopher E. Palmer

CEP:am

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GOODWIN | PROCTER

Sonny Oh, Esquire
December 16, 2008
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cc:      William Evers, AXA Equitable

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